FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February 2006


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                   Reid House
                                31 Church Street
                                 Hamilton HM FX
                                     Bermuda
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [X]    Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes [_]        No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is a copy of the press release issued by Nordic American Tanker Shipping Limited (the "Company") on February 7, 2006, announcing its dividend and earnings in respect of the 4th quarter 2005.

[GRAPHIC OMITTED]


Exhibit 1

Nordic American Tanker Shipping Ltd. (NAT)-(NYSE:NAT)
Announces dividend and earnings in respect of the 4th quarter 2005.


Hamilton, Bermuda, February 7th 2006

Nordic American Tanker Shipping Limited (the "Company") today announced its results for the 4th quarter of 2005. The tanker market was significantly stronger in the 4th quarter of 2005 than in the preceding quarter, producing solid earnings per share and giving room for the highest quarterly dividend payment per share since the Company's inception. The Company has now declared a dividend over the past 33 consecutive quarters since the autumn of 1997. A solid tanker market has continued into 2006.

Highlights:
-----------

     o The Board of Directors has declared a dividend of $1.88 per share for the 4th quarter of 2005

     o    4th quarter 2005 net income was $1.51 per share.

     o The Company's earnings from vessels in the spot market during the 4th quarter 2005 were much higher than in the 3rd quarter 2005 reflecting the strengthened conditions across all tanker market segments. The Imarex Index for Suezmax vessels in 4th quarter 2005 was $64,002 per day compared to $24,677 per day in the 3rd quarter 2005.

     o The Company's 8th vessel, the Nordic Saturn, joined the fleet on November 7th, producing revenues in 53 days of the 4th quarter.

     o    No vessels were in drydock during the 4th quarter.

Dividend per Share, Earnings per Share and Financials:
-----------------------------------------------------

The Company's growth policy - manifested by its expansion from three to eight vessels in 14 months - has bolstered the Company's earnings and our ability to pay dividends. The 4th quarter 2005 earnings show that the Company's policy of growth through accretive acquisitions has produced positive results.

The Board has declared a dividend of $1.88 per share in respect of the 4th quarter of 2005. This compares to a dividend of $1.62 in respect of the 4th quarter of 2004. The 3rd quarter 2005 dividend was $0.60 per share. The dividend of $1.88 will be paid on or about March 2nd to shareholders of record as of February 16th 2006.

Net income was $25.1m for the 4th quarter of 2005 or $1.51 per share (EPS). This compares to a net income of $8.8m or $0.79 per share for the 4th quarter of 2004. The net income for the third quarter of 2005 was $4.3m or $0.26 per share.

Operating cash flow(*) was $32.8m in the 4th quarter of 2005 compared to $20.4m in the 4th quarter of 2004. The operating cash flow for the 3rd quarter of 2005 was $10.4m.

----------
(*) Operating cash flow is a non-GAAP financial term often used by investors to measure financial performance of shipping companies. Operating cash flow represents income from vessel operations before depreciation and certain non-cash administrative charges. Please see page 6 for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.


No vessels were in dry dock during the 4th quarter 2005 and there are no vessels scheduled for dry dockings during the 1st quarter of 2006.

The table below shows the number of vessel revenue days over the last five quarters for all the vessels, reflecting the growth of the company.

Period               4q04         1q05          2q05         3q05         4q05
--------------------------------------------------------------------------------
Revenue days         314           371          549          576          697

For the 4th quarter of 2005, operating costs of our vessels and general and administrative costs were according to our expectations.

Earnings per share for the 4th quarter 2005 were impacted by a non-cash general and administrative charge of $0.4m associated with the 2004 stock option plan. At year-end 2005 the exercise price for these options exceeded the Company's share price on the NYSE. For further details on the accounts, please see at the end of this message.

Seven of the Company's eight vessels are now trading in the spot market or on spot related terms, whilst one ship remains employed on a long term fixed rate charter.

The Market:
-----------

According to the spot assessment of the Imarex Tanker Index, which gives an indication of the level of the spot market, Suezmax spot rates were on average $64,002 for the 4th quarter of 2005, compared to $24,677 per day during the 3rd quarter of 2005. The Imarex index for Suezmax spot rates were on average $47,269 per day for January 2006.

The Suezmax market in the 4th quarter of 2005 shows tight supply of vessels, leaving the market finely tuned with high capacity utilization.

The world's Suezmax fleet stood at 324 vessels at the end of the 4th quarter 2005, compared with 303 vessels at the start of 2005. Seventy-seven (77) Suezmax vessels were single hull which are expected to be mandatorily phased out by 2010. There were sixty seven (67) Suezmax vessels on order at the end of the 4th quarter 2005.

The Company's expressed policy is to own only modern double hull vessels. For the Company it is therefore particularly interesting to note that two major oil companies have adopted a policy of not chartering single hull vessels in advance of the regulatory change.

On the demand side the macro economic development of the Far East in particular and also in the United States (both of whom import oil long distances) will largely determine the demand for our tankers in the time to come.

In a recent report the  Organization  for Economic  Cooperation  and Development
(OECD) states that economic growth in China has averaged 9.5% per annum over the past two decades and seems likely to continue at that pace for some time. China is now to a larger degree than previously sourcing oil from areas such as West Africa and Venezuela. Change in trading patterns could therefore impact the transportation demand.

According to the International Energy Agencies (IEA), world oil demand is expected to increase by 2.2% in 2006 as compared with 1.3% in 2005, pointing at rebounding demand in the United States and China.

On the supply side, the deliveries of tankers over the next 24 to 36 months from the shipyards can be estimated with a high degree of certainty, as the shipyards more or less are expected to operate at full capacity with their present order books. While it is expected that short term spot rates may vary significantly and continue to be volatile, the supply and demand tanker market fundamentals are in the Company's view positive - a finely tuned balance with high capacity utilization.

                                      *****

The Company has an established and unique operating model. The main objective of the Company continues to be value creation via a transparent, predictable and simple strategic platform. For the foreseeable future, the Company intends to continue building on the same basis. The Company wishes to maintain a high exposure to the spot market whilst a certain amount of term charter coverage is also being contemplated.

The full dividend payout policy will continue. In this phase of development and with our present fleet the Board has determined that the Company intends to target non-retiring debt on the balance sheet in the region of $130m, which is the present level. Two (25%) out of eight vessels are now debt financed as the Company took on this debt in connection with the last two vessels which were delivered to the Company in August 2005 and November 2005. In the Company's view this is an appropriate debt/equity ratio for the Company. The dividend is calculated on the basis of net operating cash flow(**) divided by the outstanding number of shares.

----------
(**) Net operating cash flow represents net income plus depreciation and certain non-cash administrative charges. In view of the Company`s policy of maintaining a certain level of debt on its balance sheet, the Company is calculating its dividend on the basis of net operating cash flow.


The Company is focusing on maintaining a strong balance sheet with low debt to equity ratio and a low cash breakeven. A growth strategy is an inherent part of the Company's operating model. This strategy will continue.

NORDIC AMERICAN TANKER SHIPPING LIMITED
Amounts in USD '000


CONDENSED STATEMENTS OF OPERATION

                                                     Three Months Ended                   Twelve Months Ended
                                       ---------------------------------------------------------------------------
                                         Dec. 31,        Dec. 31,      Sept. 30,        Dec. 31,
                                           2005            2004           2005            2005          Dec. 31,
                                        (unaudited)     (unaudited)   (unaudited)     (unaudited)         2004
------------------------------------------------------------------------------------------------------------------
NET VOYAGE REVENUE                          37,571        22,711        14,405            86,129        62,526
OPERATING EXPENSES
Vessel operating expenses                   (3,510)       (1,818)       (3,144)          (11,221)       (1,977)
Depreciation                                (5,796)       (1,795)       (4,842)          (17,529)       (6,918)
------------------------------------------------------------------------------------------------------------------
General and administrative costs            (1,617)       (9,699)       (1,170)           (8,492)*     (1,0851)
------------------------------------------------------------------------------------------------------------------
                                           (10,923)      (13,312)       (9,156)          (37,242)      (19,746)
Income from vessel operation                26,648         9,399         5,249            48,887        42,780

OTHER ITEMS
Interest income                                129           101           170               850           142
Interest expense                            (1,674)         (708)       (1,101)           (3,420)       (2,106)
------------------------------------------------------------------------------------------------------------------
                                            (1,545)         (607)         (931)           (2,570)       (1,964)
------------------------------------------------------------------------------------------------------------------
NET INCOME                                  25,103         8,792         4,318            46,317        40,816
------------------------------------------------------------------------------------------------------------------
Earnings per average number of shares         1.51          0.79          0.26              3.03          4.05
------------------------------------------------------------------------------------------------------------------
Weighted average number of shares       16,644,496    11,185,664    16,644,496        15,263,622    10,078,391
------------------------------------------------------------------------------------------------------------------
Common shares outstanding               16,644,496    13,067,838    16,644,496        16,644,496     13,067,83

*)   The G&A for the twelve months ended Dec. 31, 2004 and Dec. 31, 2005 include non-cash charges of $9.2m and
     $3.6m  respectively which are one time charges related to the issuance of restricted shares in connection with the follow-on offering of November 2004 and March 2005.

CONDENSED BALANCE SHEETS

                                                Dec. 31, 2005    Dec. 31, 2004
                                                (unaudited)
--------------------------------------------------------------------------------
Cash deposits                                         14,240            30,732
Other assets                                          27,671             6,170
Vessels                                              463,933           187,301
--------------------------------------------------------------------------------
Total Assets                                         505,844           224,203
--------------------------------------------------------------------------------

Accounts payable and accrued liabilities               4,972             2,335
Long-term debt                                       130,000                 0
Shareholders' equity                                 370,872           221,868
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity           505,844           224,203

CONDENSED STATEMENTS OF CASH FLOW

                                                         Twelve months ended
                                                      --------------------------
                                                        Dec. 31,       Dec. 31,
                                                          2005         2004
                                                      (unaudited)
--------------------------------------------------------------------------------
OPERATING ACTIVITIES
--------------------------------------------------------------------------------
Net cash from Operating Activities                         51,056      62,817
--------------------------------------------------------------------------------

FINANCING ACTIVITIES
Net proceeds from sale of Common Stock                    161,967     112,138
Proceeds from use of Credit Facility                      135,000      96,000
Repayment of debt                                         (5,000)    (126,000)
Loan facility costs                                       (1,075)      (1,456)
Dividends paid                                           (64,279)     (47,196)
--------------------------------------------------------------------------------
Net Cash provided 4by (used for) Financing Activities     226,613      33,486
--------------------------------------------------------------------------------

INVESTING ACTIVITIES
Investment in Vessels                                   (294,161)     (66,137)
--------------------------------------------------------------------------------
Net cash used by investing activities                   (294,161)     (66,137)
--------------------------------------------------------------------------------
Net Increase in Cash and Cash Equivalents                (16,492)      30,166
Beginning Cash and Cash Equivalents                       30,732          566
--------------------------------------------------------------------------------
Ending Cash and Cash Equivalents                          14,240       30,732

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

[GRAPHIC OMITTED]

Contacts:

                     Scandic American Shipping Ltd
                     Manager for:
                     Nordic American Tanker Shipping Ltd.
                     P.O Box 56, 3201 Sandefjord, Norway
                     Tel: + 47 33 42 73 00
                     E-mail:  nat@scandicamerican.com
                     Web-site:  www.nat.bm

                     Rolf Amundsen
                     Chief Financial Officer
                     Nordic American Tanker Shipping Ltd.
                     Tel: +1 800 601 9079 or + 47 908 26 906

                     Herbjorn Hansson
                     Chairman & CEO
                     Nordic American Tanker Shipping Ltd.
                     Tel:  +1 866 805 9504 or + 47 901 46 291

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)



Dated:  February 16, 2006              By: /s/ Herbjorn Hansson
                                           --------------------------
                                             Herbjorn Hansson
                                             Chairman, Chief Executive Officer
                                             and President



01318 0002 644886